Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Data443 Risk Mitigation, Inc. (the “Company”) of our report dated February 24, 2023 and August 23, 2023, relating to the Company’s consolidated financial statements, which appears in Data443 Risk Mitigation, Inc.’s Form 10-K for the year ended December 31, 2022, as amended. Our report dated February 24, 2023 and August 23, 2023, contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, Texas

December 27, 2023